BARRY J. MILLER
Attorney at Law
38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 479-5395

E-mail: bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

February 22, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Kleangas Energy Technologies, Inc.
        Registration Statement on Form S-1
        Filed December 5, 2012
        File No. 333-185280

Dear Mr. Dobbie:

I have electronically filed on behalf of Kleangas Energy Technologies, Inc. (the “Registrant”) Amendment No. 1 to the referenced Registration Statement on Form S-1. This amendment is marked to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated December 31, 2012, addressed to William B. Wylie, the President of the Registrant, which are numbered in the same manner as your comments.

General

1.

We note your disclosure on page 4 that you are no longer a shell company due to the August 2012 merger. However, based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no assets excluding cash, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response:

As indicated in the comment letter, a shell company is, among others, a company that has “no or nominal operations” and “no or nominal assets.” The comment letter correctly states that the Registrant has no revenues to date, but under Rule 405, the existence or absence of revenues is not a factor to be considered in determining whether an entity is a shell company. Even if it be assumed (contrary to the discussion below respecting Registrant’s operations) that the Registrant has no or nominal operations in addition to having no or nominal assets, we believe that the Commission does not view the Registrant as a shell company. In Footnote 172 to Securities Act Release No. 33-8869 (2007), which promulgated amendments to Rules 144 and 145 and extensively discussed shell companies, the Commission distinguished companies that have “no or nominal operations” and no concrete plans to become operating from those that have “no or nominal operations” and are implementing a plan to commence operations. That footnote makes it clear that the Commission did not intend to include “a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as [the Commission believes] that such a company does not meet the condition of having ‘no or nominal operations.’” The distinction appears to be between a corporate zombie and an entity that, however thin its resources, is acting purposefully to attain its goals. The Registrant is clearly in the latter class.

This was the view of the Commission prior to Release No. 33-8869. In a letter dated January 21, 2000, in response to an inquiry from the NASD (this exchange famously dubbed the “Worm-Wulff Letters”), the Staff stated that “A blank check company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.” [Underline added.]

The Registrant falls within the gloss of Footnote 172 and the Worm-Wulff Letters and is therefore a startup company rather than a shell company.

However, we think that, far from having “no or nominal operations” or “no specific business plan or purpose,” the Registrant has a detailed and specific business plan, which is set forth in detail in the Registration Statement, and has taken and continues to take measures to implement it. In furtherance of that plan, the Registrant has hired employees, has rented office and warehouse space, has entered into a contract for the purchase of products for resale, is pursuing the grant of a patent, has contacted and/or met with several potential customers, and has contacted and/or met with several financing sources.

The comment letter states that “significant steps remain to commence your business plan.” We think that the present state of Registrant’s business is that Registrant has not only commenced, but has taken substantial steps to further, its business plan by taking the measures described above. The term “business plan,” as commonly understood in the context of a start-up company, comprises all of the measures that it takes following incorporation to establish itself. We believe that the construction that a business plan commences only after a company has taken the measures already taken by the Registrant is strained and directly conflicts with the intent of the Commission set forth in Footnote 172 and the Worm-Wulff Letters to exclude from the definition of shell company “a ‘startup company,’ or, in other words, a company with a limited operating history.” Thus, we believe that the correct formulation of the Registrant’s current status is that “significant steps remain fully to implement its business plan,” which is another way of saying that it is a start-up company or, as will be discussed below, a company that the accounting profession defines as a “development stage enterprise,” rather than a shell.

The Commission did not define in Footnote 172 the meaning of “a ‘startup company,’ or, in other words, a company with a limited operating history.” The accounting profession provides guidance as to how the Commission may view these terms. Under SFAS 7,

8.	[An] enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a)	Planned principal operations have not commenced.

b)	Planned principal operations have commenced, but there has been no significant revenue therefrom.

9.

A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.

The reason that we think that this definition very likely represents the view of the Commission is that the registration statements of development stage enterprises are regularly declared effective without stating that the registrants are shell companies. We note that it is evident from reading of the above quoted material that the Registrant is a development stage enterprise and that the Registrant’s independent public accountant has concurred in that view.

For the above reasons, we believe that the Registrant is “a ‘startup company,’ or, in other words, a company with a limited operating history” and not a shell company.

2.	Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

Response:

We have complied with this comment by adding this material where requested.

3.

We note that due to the limited trading of your securities on the Pink Sheets, you are unable to identify a recent market price or market on which the shares will be sold as required by Item 501(b)(3) of Regulation S-K. As such, please include a fixed price at which the securities will be offered by the selling stockholders. Please also revise the fee table on the cover page, the offering price disclosure on page 5 and the plan of distribution on page 25 accordingly.

Response:

We believe that the Registration Statement as submitted complied with Item 501(b)(3). Given that Registrant’s shares have not traded since 2008, we think that Instruction 2 to Item 501(b)(3) applies. Since the Registrant’s shares have not been quoted since the merger occurred, there is no indication of what a market price might be. We know of no method of arriving an offering price other than utilizing the price for which shares were sold in the private placement and we have so stated in note 3 to the fee table on page 3.

We have also made changes to the offering price disclosure table on page 5 and the plan of distribution on page 25.

We have amended the Cover Page and elsewhere to indicate that the Registrant’s shares will trade on Pink Sheets. Please see also our response to your Comment 9.

Prospectus Summary, page 3

4.

The introductory paragraph refers to the Florida subsidiary as Kleangas Enterprises, Inc. while Note 1 to the financial statements states that the Delaware parent company and the Florida subsidiary have the same name, Kleangas Energy Technologies, Inc. Please revise and revise the applicable defined terms. Also, there are instances where “we” is used to refer solely to the Delaware parent company. Please clarify these references throughout the document.

Response:

We have complied with this comment throughout the Registration Statement, including the Notes to Financial Statements. In addition, we have made clarifying changes in the definitions set forth in the introductory paragraph under the caption “Prospectus Summary.”

5.	Your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

Response:

We have complied with this comment by adding disclosure under the caption “Prospectus Summary – Our Ability to Continue as a Going Concern” on page 3.

6.

Please disclose your losses in recent periods, your monthly “burn rate,” your current cash balance, the month you will run out of funds without the addition of capital, and an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds in this section.

Response:

We have complied with this comment by adding disclosure under the caption “Prospectus Summary – Overview – The Rate at Which We Are Incurring Indebtedness” on page 3 and have made reference to this disclosure throughout the prospectus. We have indicated that the Company will run out of funds (if it does not obtain financing) when and if the officers cease to defer salary and rent and to provide funding for day-to-day operations, but have no way of knowing whether these events will occur or, if they do, in what month they will occur.

7.	Please disclose that you have pledged the shares of your subsidiary and unless you are able to repay the related promissory note, the company may end up with no assets or operations.

Response:

We have complied with this comment by adding a section entitled “Prospectus Summary – Overview – Pledge of the Shares of Our Operating Subsidiary” on page 4 and have made reference to this disclosure throughout the prospectus.

8.

Please revise here, in the business section and elsewhere, as appropriate, to clarify that your initial business will be that of a reseller of GHT’s oxy-hydrogen systems pursuant to a private label agreement. Please also disclose the current state of development of your own products.

Response:

We have complied with this comment in respect of the fact that we will initially sell third-party products by adding disclosure under the caption “Prospectus Summary – In Accordance With Our Business Plan . . .” on page 4 and elsewhere. We have made further disclosure respecting the development of our own products by adding a section entitled “Description of Business – Product Development” on page 31 and a section entitled “Description of Business – Current Status of Our Development” on page 32.

Our History, page 3

9.	Please disclose, as stated on page 26, that you intend to have your common stock quoted on the OTCBB.

Response:

The Company has considered the costs associated with listing on the OTCBB and has determined that, in light of the challenges that it faces in implementing its business plan, that it cannot represent to investors that it will list thereon at any particular point in the future. It has revised the discussion of this matter and has deleted the discussion of this matter from the Prospectus Summary.

Our History, page 3

10.

With a view to enhancing disclosure, please tell us the nature of the business conducted by Redmond Capital Corp. when you purchased the company and discuss whether there were any operations between January 2008 and August 2012. Also, please explain to us what you mean by you “acquired Redmond through a conversion under Delaware law.”

Response:

Business of Redmond

The Registrant has no direct knowledge respecting the business formerly conducted by Redmond Capital Corp. (“Redmond”). However, according to a Registration Statement on Form 10-KSB12 that Redmond filed at the end of 2000, its sole business at that time was the production of an animated television series. We have no indication as to the course of its business after that date until October 2004, except that, according to a Registration Statement on Form S-1, filed by the Registrant after its acquisition of Redmond in 2009, Redmond had ceased all operations by October 2004 and had conducted no operations between that time and the filing of that Registration Statement. We have added a brief description of Redmond’s business to the second paragraph of “Our History – Prior to the Merger” on page 4.

Conduct of Registrant’s Business

The Registrant conducted no business since its acquisition of Redmond until the merger that occurred in August 2012. Redmond was conducting no business at the time of its acquisition by the Registrant, having recently gone through a receivership in the State of Florida, as set forth in the prospectus. The Registrant conducted no operations between January 8, 2008, when the Registrant acquired Redmond and the merger in August 2012. We have amended the last paragraph of “Our History – Prior to the Merger” to reflect these matters.

Conversion

Section 265 of the General Corporation Law of the State of Delaware (the “GCL”) provides a means whereby several enumerated entities, including foreign corporations, may “convert” to a Delaware corporation. This process is additional to the more familiar methods of redomiciliation provided by the GCL, such as the merger of a foreign corporation into a Delaware corporation or domestication. As set forth in Section 265(c), the requisite steps are the filing of a certificate of conversion and the filing of a certificate of incorporation for the Delaware corporation that is a party to the conversion. Section 265(d) states that, upon the effectiveness of the conversion, the converting entity becomes a Delaware corporation and Section 265(f) specifies that that the converting corporation and the new Delaware corporation are deemed to be the same entity.

Correlatively, Section 607.1113 of the Florida Statutes permits such conversion upon the filing of a certificate of conversion in Florida.

Each of the Registrant and its Florida predecessor complied with the laws of Delaware and Florida, respectively.

11.	There is a reference to Mr. Renschler being elected as Mutual’s president, secretary and sole director. Please tell us what Mutual is and why this is relevant.

Response:

This was a typographical error, which has been corrected to read “Redmond.”

12.

There are multiple references throughout the document to the company’s inception or commencement of operations (and in one place incorporation) on May 10, 2012. However, this section states that the company was incorporated on January 8, 2008 and had no operations immediately prior to the merger that occurred on August 15, 2012. Please revise here and throughout the document, including in MD&A, to clarify that the registrant was incorporated on January 8, 2008 and the accountant acquirer, not the registrant, was incorporated on May 10, 2012. In doing so, please explain that the history of the company dates back to January 8, 2008, while the financial statements and related disclosure only date back to May 10, 2012.

Response:

We have complied with this comment by making appropriate revisions throughout the Registration Statement.

13.	It is unclear why you use the defined term “Reverse Merger” to describe the reverse stock split that occurred in August 2008. Please revise accordingly.

Response:

We have deleted this term.

14.

In this section, you state that you completed a private placement with four investors for 316,500,000 shares of common stock for a total price of $25,000. However, there are 11 selling stockholders in the Selling Stockholders table on page 24 selling the same number of shares for the same price. Please revise.

Response:

We have changed “four” to “11.”

Risk Factors, page 6

15.

Because your two employees are your sole directors, they will determine their compensation, and there may not be funds available to grow your business. Please add a risk factor for this risk or tell us why it is not necessary.

Response:

We believe that the requested risk factor is not necessary. Under Section 144 of the General Corporation Law of the State of Delaware (the “GCL”), a contract with an interested director may be approved in any of three ways:

(1)      The material facts as to [his] relationship or interest and as to the contract . . . are disclosed or are known to the board of directors . . . and [it] in good faith authorizes the contract . . . by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2)      The material facts as to [his] relationship or interest and as to the contract . . . are disclosed or are known to the stockholders entitled to vote thereon, and [it] is specifically approved in good faith by vote of the stockholders; or

(3)      The contract . . . is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

With respect to paragraph (1), by its terms, neither director could vote on his own contract. While the two directors could reciprocally agree to vote for the other’s employment agreement, such an arrangement would obviously contravene the good faith requirement of paragraph (1).

With respect to paragraph (2), if the approval of an employment agreement were submitted to the stockholders, it could be approved only by the favorable vote of both of Messrs. Klein and Wylie (neither of whom alone owns a sufficient number of shares so to approve such employment by consent or at a stockholder meeting). They could agree to vote their shares reciprocally to approve both agreements, but doing so would contravene the good faith requirement of paragraph (2).

With respect to paragraph (3), the contract is required to be fair to the corporation when authorized, ratified or approved. We do not believe that an employment agreement that were to deprive a corporation of funds to grow its business (beyond the extent that any employment agreement with reasonable compensation provisions necessarily deprives a corporation of such funds) could be construed as being fair.

In light of the foregoing, we think that the requested risk factor is not warranted because it would describe a general possibility and would suggest that these directors might act otherwise than fairly and in good faith with respect to their compensation. They certainly have not done so (vide, the salary of each is $60,000 per year) and, in the absence of an indication that they might do so, a suggestion that they might act unlawfully is not appropriate. In a related context, treasurers have it within their power to embezzle, but we have never seen a risk factor to this effect.

Our Inability to Generate Sufficient Cash Flows . . ., page 6

16.	Disclose the period of time that available cash can sustain current operations and how you will fund operations for the next 12 months.

Response:

We have complied with this comment by adding a paragraph to this risk factor, which includes a cross-reference to related materials.

Because we expect to incur net losses . . ., page 7

17.	Please revise this risk factor to quantify the amount of losses you may incur given your expected burn rate.

Response:

We have complied with this comment by adding a paragraph to this risk factor, which includes a cross-reference to related materials.

In order to grow . . ., page 8

18.

This risk factor states that the company will require capital of approximately $1.5 million in the next 12 months, but the Liquidity and Capital Resources section on page 35 states that the company will need $1.3 million to fund its operations for the next 12 months. Please revise.

Response:

We have complied with this comment by changing “$1.3” to “$1.5.”

Our insurance may not be sufficient . . ., page 9

19.

We note that you cannot be certain that any insurance coverage that you maintain will be sufficient to cover possible claims. Revise to disclose whether you currently maintain any insurance coverage related to your business and how having insufficient insurance coverage would affect your business. Also, it appears that the second paragraph in this risk factor belongs with a different risk factor. Please revise.

Response:

We have complied with this comment by adding disclosure and by moving the second paragraph.

Because we became a company whose shares are publicly traded by means of a “reverse merger . . .,” page 18

20.	Please explain to us to what reverse merger you are referring.

Response:

We have complied with this comment by revising appropriately.

The Provisions of the Jobs Act have reduced the information that we are required to disclose . . ., page 22

21.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:
  Disclose on your prospectus cover page that you are an emerging growth company.
  Revise your current disclosure to state your election under Section 107(b) of the JOBS Act:

  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  Response:

  We have complied with this comment by adding disclosure to the cover page, by adding a paragraph to “Risk Factors – The Provisions of the JOBS Act . . .” on page 23 and by adding a paragraph to our critical accounting policy disclosures on page 37.

  Selling Stockholders, page 24

22.

  Please indicate the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

  Response:

  We have complied with this comment by adding appropriate disclosures to the footnotes to the selling stockholders table on page 24. There are also references to Mr. Richard S. Astrom’s relationships to the Registrant throughout the Registration Statement.

  Description of Business, page 29

23.

  Please revise this section significantly to provide investors with details regarding the costs and timelines you face in reaching your goals. Additionally, please clarify when you expect to generate revenue.

  Response:

  We have responded to this comment by adding a section entitled “Description of Business – Current Status of Our Development” on page 32. As indicated in that section, we believe that we can continue to operate indefinitely under the current arrangement of deferring payment of salaries and rent and directors’ funding expenses. We have not provided a firm timeline, because we are unable to predict, among other things, whether or when we will obtain financing or whether or when customers will place orders.

24.

  Please discuss what steps you have taken to develop your business since the accounting acquirer was incorporated in May 2012. We note that you have entered into a private label agreement to resell GHT’s products. Please discuss what you have done to develop your own products, including a specific discussion of the types of products you are developing and what types of vehicles they are compatible with. In addition, you state on page 29 that you have not manufactured any product in commercial quantities and on page 35 that you have developed your products and prepared to manufacture and sell them. Please discuss what you have developed and manufactured to date.

  Response:

  We have complied with this comment by adding a section entitled “Description of Business – Product Development” on page 31 and by adding a section entitled “Description of Business – Current Status of Our Development” on page 32.

25.

  In the risk factors, you indicate that some of your intellectual property may be patented or have a patent pending. If so, please disclose that fact in this section and quantify the costs to complete and/or maintain patent registration.

  Response:

  We have complied with this comment by adding a section entitled “Description of Business – Product Development” on page 31 and by adding a cross-reference thereto in the relevant risk factor. In that section we state that one of the Registrants’ officers is handling the processing of the patent application. We advise the Staff supplementarily that the officer in question, Mr. Dennis Leary, has advised that he has been granted several patents and that he is experienced in the processing of patent applications.

  Because the cost of the patent grant is immaterial ($500 when and if the patent is granted) and the costs of maintenance are both material and remote ($575, $1,150 and $2,405 due respectively 3.5, 7.5 and 11.5 years after grant), we do not believe that their disclosure is helpful to prospective investors.

  Sales Plan, page 30

26.

  Please clarify whether the discussions with prospective fleet customers and plan to sell 300 units relate to your products or GHT’s products. To the extent they relate to GHT’s products, please revise all references to the systems and technology as yours.

  Response:

  We have complied with this comment by making revisions to the section entitled “Description of Business – Marketing and Sales – Sales Plan” on page 30 and elsewhere as appropriate.

  Private Label Agreement, page 31

27.

  Please disclose the term of the agreement with GHT. Please also describe whether you intend to maintain an inventory of units or if you will wait to purchase units until you have negotiated an agreement to resell to a customer. In addition, please disclose if you have made any sales to date.

  Response:

  Please note that the term of the agreement, 5 years, was already set forth. We have complied with the portion of the comment relating to inventory by indicating in the ultimate paragraph of this section that we plan to order units as needed. With respect to the portion of the comment relating to disclosure as to sales, we have disclosed that we have made none (i) by so indicating in the new section entitled “Description of Business – Current Status of Our Development” on page 32 and (ii) by revising the first paragraph of the section entitled “Description of Business – Marketing and Sales – Sales Plan” on page 30.

28.	Please describe the “Mark” and “Titan” series products in greater detail. Please discuss, for example, how many different products this covers and the types of vehicles that you will target for each.

  Response:

  We have complied with this comment by adding disclosure to the section entitled “Description of Business – Marketing and Sales – Private Label Agreement” on page 30.

  Management’s Discussion and Analysis, page 33
  Liquidity and Capital Resources, page 35

29.

  Please revise to disclose how long you can continue to operate with your existing resources. Please also discuss your specific plans for acquiring $1.3 million in funding and whether you have had any success to date.

  We have complied with this comment as indicated in our response to Comment 6.

30.	Please disclose here that you raised $25,000 in a private placement and used the proceeds to pay Mr. Astrom pursuant to the merger agreement.

  We have complied with this comment by adding the requested disclosure in a paragraph at the end of “Management’s Discussion . . . – Overview” on page 34.

  Directors, Executive Officers . . ., page 39

31.

  On the signature page, Mr. Wylie is listed as the acting principal accounting officer. If that is correct, please add that title to the positions shown for him on this page and include such title in his biography.

  We have complied with this comment by revising as suggested.

32.

  Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

  We have complied with this comment by adding a paragraph on page 40.

33.	Please revise the biographies to make it clear as to which positions the officers hold with each of the Delaware parent company and the Florida subsidiary.

  We have complied with this comment by making the suggested revisions.

  Exchange Transaction, page 41

34.	Please discuss the details of the pledge agreement in this section.

  We have complied with this comment by adding a paragraph to the material that appears under the caption “Exchange Transaction” on page 40.

  Involvement in Certain Legal Proceedings, page 41

35.	Please delete the knowledge qualifier.

  We have deleted the knowledge qualifier, but have added material to indicate that the statement is made based on representations of our officers and directors. Please note that there is no practicable way of testing the truth of these representations.

  Executive Compensation/Compensation Analysis, page 42

36.

  Please disclose the amount of compensation you have paid to each of your named executive officers to date in 2012. Please also revise your disclosure in the Liquidity and Capital Resources section on page 35 to address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

  We have complied with this comment. As to the first sentence, please see the Summary Compensation Table on page 42. As requested in the second sentence, we have also made revisions to “Liquidity and Capital Resources” on page 35. In light of the risks arising from failure to pay the compensation and rent to our officers, we have added a risk factor entitled “We Could Lose Our Officers and Premises” on page 6 and a cross-reference thereto in “The Rate at Which We are Incurring Indebtedness” on page 3.

  Security Ownership of Certain Beneficial Owners and Management, page 43

37.	Please delete the knowledge qualifier in the second to last sentence of the introductory paragraph.

  We have deleted the knowledge qualifier, but have added material to indicate that the statement is made based on representations of these stockholders. Please note that there is no practicable way of testing the truth of these representations.

  Report of Independent Registered Public Accounting Firm, page 49

38.	Please revise the first paragraph of the report of the independent public accounting firm to refer to the correct inception date of May 10, 2012 as indicated in the Company’s financial statements.

  Response:

  Our independent public accounting firm have revised its report in accordance with this comment.

  Signatures, page II-7

39.	Please revise the signature page to include the exact language set forth on the signature page of Form S-1.

  We have complied with this comment.

40.

  Please revise the signature page to include the signature of your principal executive officer. To the extent Mr. Wylie is also your principal executive officer and a director, please revise to clarify.

  We have complied with this comment.

  Exhibit 10.3 – Exchange Agreement

41.	Please insert the conformed signature for the second signature block of the Exchange Agreement.

  We have complied with this comment and have filed a new exhibit 10.3.

  Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

42.

  Please include a currently dated consent of the independent registered public accounting firm in the next amendment as required by Item 601(b)(23) of Regulation S-K. Please note that consents should be dated within 30 days from filing date.

  We have complied with this comment.

  All of the changes made to the registration statement as originally filed, some of which are clarifying, nonsubstantive changes not discussed above, are shown in the attached marked copy. Please note that the financial statements and the notes thereto filed with this amendment are not those filed with the registration statement, which covered the period from inception to September 30, 2012, but cover the period from inception to the end of Registrant’s fiscal year on December 31, 2012.

  Sincerely yours,

  Barry J. Miller